ASX and NASDAQ Market Announcement and Media Release

Genetic Technologies

23rd September 2019

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE)

Collaboration Agreement signed between GTG and The Translational Genomics Research Institute (TGen) of Phoenix, Arizona USA.

Genetic Technologies Limited ("Company"), a provider of world-leading genetic risk assessment test products today announced that it has signed a 3-year Collaboration Agreement with TGen.
TGen, an affiliate of City of Hope in Duarte, California, is an Arizona-based, non-profit biomedical research institute dedicated to conducting ground-breaking research with life-changing results.

TGen physicians and scientists work to understand the genetic components of both common and complex diseases (including cancer, neurological disorders, and infectious disease), and rare childhood disorders. They are also focused on the translation of clinically useful genomics discoveries into the clinic.

Key Features of this Collaboration Agreement between GTG and TGen:-

- GTG and TGen will cooperate in the design feasibility analysis of clinical research studies to support the clinical application of GTG's polygenic risk tests;
- The initial focus of the studies will be the clinical utility of the GeneType Breast and Colorectal Cancer risk tests developed by GTG. This aims to demonstrate the value of these tests for clinicians when assessing individual risk profiles;
- GTG and TGen will identify appropriate clinical partners to participate in the studies.

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

ASX and NASDAQ Market Announcement and Media Release

Genetic Technologies

Once completed, it is expected that these studies will provide strong clinical evidence to support the use of GTGs polygenic risk tests as an important routine tool in predicting individual disease risk. They can then assist clinicians to develop individual risk management programmes for improved prevention and treatment of these diseases.

The clinical utility data obtained during the course of the collaboration will form an important component of a comprehensive reimbursement strategy.

The terms of the Agreement are confidential, however, key features include that GTG and TGen will cooperate in the design and conduct of clinical utility studies for a suite of polygenic risk tests for common diseases to be developed and made available in the US market.

Genetic Technologies' Chief Scientific Officer Dr Richard Allman said, "I am excited to be collaborating with such a prestigious organisation as TGen. The clinical utility studies we envisage are intended to translate our GeneType tests into daily clinical use."

David Duggan, Ph.D., associate professor of TGen commented:

"The GeneType Breast and Colorectal Cancer risk prediction tests have the potential to personalize clinical management. Results from these studies are expected to positively affect clinical decision-making for a sizeable number of patients. We are excited to partner with this industry-leader."

END

Genetic Technologies Limited
www.gtglabs.com
info@gtglabs.com
ABN 17 009 212 328

60-66 Hanover Street
Fitzroy Victoria 3065
Australia
+61 3 8412 7000

Dr (P“aHuAl GKTaCsiLa”n). HAGTCL will oMperraJutestfyrnomStewditwheinllthe Medical Pilot Zone established in what is known as GencoemticpTaenciehsn.ologies Genetic Technologies +61D4r 2P8au9l 8K1as0ia7n4, Genetic Technologies’ Chairman and CEO said, “The establishment of operations in Hainan China parts of Asia. We are grateful for the support we have received from HRSC to date and acknowledge their InvPeostliocyr.”Relations and Media (US) of thGeTPGriCvahtaeirSmecaunriatinesd LCitEigOa,tiDornPRaeufol rKmasAiacnt. (TfrhoenPt,ri3vardtefrSoemcurlietfiet)s pLirtoiguadtiloynacRceefoprtmedAtcht eof 1r9m9a5l (dPoSLcRuAm) eimntpaletimonenttoedessteavbelriaslh ASX and NASDAQ Market Announcement and Media Release FOTRhe FCoUmRpTanHyE’s RmoIvNeFinOtoRAMsiaA, TinIcOluNdesPtLheEfAorSmEatiConOoNf GTeAnCetTic Technologies HK Limited (the Hong Kong holding company investment vehicle) and Hainan Aocheng Genetic Technologies Co. Ltd Cha“itrhmeaHnaainnadnCSEmOart City”, a CporemcpinacntythSaetcraelrteaarydy includes many world-renowned technology +61H3RS8C41is2 o7w00n0ed by China E+le6c1tro3n8ic4s12Co7r0p0o0ration (CEC), a State Owned Enterprise of the China Central Government. Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market with InvaensteosrtiRmealtaetdiovnasluaenidn Mexecedsisa o(Af uUsSt$r8a0li0aB). The Companies approved to operate in China as part of the Hainan MsFKreaerinTrzaadPehZooenneiIxnitiative can take advantage of significant tax benefits, subsidies and facilitated investment. StocksDigital kariisnazas@ignstifoiccaknstdsigteitpalto advance the adoption of genetic risk assessment tests in China and in due course other commitment to continue to work with GTG to provide a meaningful contribution to the Healthy China 2030 Mr Dave Gentry RedChip Office: 1 800 RED CHIP (733 2447) Cell: 407 491 4498 dave@redchip.com About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited60-66 Hanover Street www.gtglabs.com Fitzroy Victoria 3065 info@gtglabs.com Australia ABN 17 009 212 328+61 3 8412 7000